650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

May 10, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant
Jan Woo, Staff Attorney

Re:	Limelight Networks, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-33508

Ladies and Gentlemen:

On behalf of Limelight Networks, Inc. (the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 30, 2013 (the “Letter”) relating to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”).

For ease of reference by the Staff in reviewing the Company’s responses to each of the Staff’s comments, each comment is referred to separately by the number set forth in the Letter and is also repeated prior to the applicable response.

Form 10-K for Fiscal Year Ended December 31, 2012

Business

Customers, page 8

Comment 1. Please tell us what consideration you have given to providing a description of the material terms of your contractual agreement with Netflix such as the term of the contract and any termination provisions. We note that company management indicated in the 4Q 2012 earnings conference call that the contract with Netflix, which accounted for 11% of your revenues in fiscal years 2011 and 2012, terminates at the end of 2013.

Response: The Company respectfully informs the Staff that the Company’s service agreement with Netflix, Inc. (“Netflix” and such agreement, the “Netflix Agreement”), is an ordinary course of business relationship for the Company. The Netflix Agreement is similar to other service agreements that the Company has entered into in the past and expects to continue to enter into in the future.

AUSTIN        BEIJING        BRUSSELS         GEORGETOWN, DE        HONG KONG        LOS ANGELES        NEW YORK

PALO ALTO        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC

Securities and Exchange Commission

May 10, 2013

The Company notes that its Form 10-K, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in reference to the Company’s ordinary course of business relationships with its customers, states that “Our customers generally execute contracts with terms of one year or longer, which we refer to as recurring revenue contracts or long-term contracts. These contracts generally commit the customer to a minimum monthly level of usage with additional charges applicable for actual usage above the monthly minimum commitment.” The Company also notes that its Form 10-K, under “Business—Customers,” in reference to the Company’s relationship with Netflix and other large customers, states that “In the past, the customers that comprise our top 10 customers have continually changed, and our large customers may not continue to be as significant going forward as they have been in the past.” The Netflix Agreement sets forth only the terms by which the Company’s delivery of services will be subject if and when Netflix places a service order form with the Company for specified services, upon which such order form will be incorporated into the Netflix Agreement. The term of the Netflix Agreement continues until the expiration of Netflix’s last active service order form and is cancellable by either party if the other party is in material breach of the agreement upon 30 days’ prior notice. Netflix’s last active service order form placed to date will expire on December 31, 2013. In response to the Staff’s comment, the Company confirms that it will provide additional disclosure in the “Business—Customers” section of its Annual Reports on Form 10-K regarding the material terms of the Netflix Agreement substantially similar to the immediately preceding paragraph, as applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 46

Comment 2. We note you have one reporting unit to which you assigned the entire balance of goodwill. You disclose that the fair value of the reporting unit was determined using your market capitalization as of October 31, 2012 and the goodwill impairment test as of that date did not indicate an impairment. Please tell us the percentage by which the fair value exceeded the carrying value of your reporting unit when you performed this analysis. Also, please describe further for us the methodologies and assumptions used in your analysis, which led to your conclusion that goodwill was not impaired. In this regard, it appears that your market capitalization at October 31, 2011 of approximately $232 million was below your book value at the date of your annual impairment test and remains below your book value even to date.

Response: The Company supplementally informs the Staff that it engaged an independent third party valuation firm to assist management with the goodwill impairment test. The estimated fair value of the reporting unit was determined using a market approach utilizing the Company’s market capitalization adjusted for a control premium. The control premium was determined based on the estimated average and median control premiums of transactions involving companies comparable to the Company. As of the October 31, 2012 annual impairment testing date the estimated fair value of the Company’s reporting unit exceeded carrying value by approximately $12 million or 4% using the market capitalization on October 31, 2012. The Company also performed an analysis utilizing the 90-day trailing average stock price to estimate the fair value of the reporting unit. Utilizing the 90-day trailing average stock price removes the impact of short term market fluctuations by taking an average instead of a price on a specific date and resulted in the estimated fair value of the Company’s reporting unit exceeding carrying value by approximately $50 million or 18%. As of the annual impairment testing date the Company’s management determined that goodwill was not impaired.

Securities and Exchange Commission

May 10, 2013

The Company further informs the Staff that as of December 31, 2012 the Company performed a similar analysis and noted that the estimated fair value of the Company’s reporting unit exceeded carrying value by approximately $35 million or 13% using the market capitalization on December 31, 2012. The analysis utilizing the ninety day trailing average stock price resulted in the estimated fair value of the Company’s reporting unit exceeding carrying value by approximately $16 million or 6%. Based on this analysis the conclusion that goodwill was not impaired was further confirmed as of December 31, 2012.

Comment 3. In future filings, to the extent that the estimated fair value of your reporting unit is not substantially in excess of its carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please disclose the following:

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; and

•	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for your reporting units, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Response: The Company acknowledges the Staff’s comment and confirms that in future filings, to the extent that the estimated fair value of the Company’s reporting unit is not substantially in excess of its carrying value and is at potential risk of failing step one of its goodwill impairment analysis, the Company will disclose the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test and will describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value. In addition, the Company confirms that if it has determined that the estimated fair value substantially exceeds the carrying value for its reporting units, the Company will disclose this determination in future filings.

Note 13. Contingencies

Akamai Litigation, page 94

Comment 4. We note you disclose that you are not able at this time to estimate the range of potential loss nor in light of the status of the litigation do you believe a loss is probable and therefore no provision for this lawsuit is recorded in the consolidated financial statements. We further note you disclose on page 47 that you disclose contingent liabilities when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. It is unclear to us whether you believe that there is a reasonable possibility that a loss may have been incurred with respect to this matter. Please advise. If there is at least a reasonable possibility that a loss may have been incurred, in your next periodic filing, please disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss or state such an estimate cannot be made. We refer you to ASC 450-20-50. Please provide us with your proposed disclose in your response.

Securities and Exchange Commission

May 10, 2013

Response: The Company supplementally informs the Staff that there is a reasonable possibility that a loss related to the Akamai litigation had been incurred as of December 31, 2012. The Company discloses potential losses when it is reasonably possible that the ultimate loss will exceed the recorded liability. The Company further informs the Staff that it continues to be unable to estimate the range of potential loss. In future filings, the Company will include its assessment of the probability of a loss related to the Akamai litigation and will disclose an estimate of the potential loss, a range of the potential loss or state such estimate cannot be made, as applicable.

The following is the Company’s proposed disclosure which will be included in its Quarterly Report on Form 10-Q for the three months ended March 31, 2013 and future filings, as applicable:

“Akamai Litigation

In June 2006, Akamai Technologies, Inc. (Akamai), and the Massachusetts Institute of Technology (MIT), filed a lawsuit against the Company in the United States District Court for the District of Massachusetts alleging that the Company was infringing two patents assigned to MIT and exclusively licensed by MIT to Akamai, United States Patent No. 6,553,413 (the ’413 patent) and United States Patent No. 6,108,703 (the ’703 patent). In September 2006, Akamai and MIT expanded their claims to assert infringement of a third, recently issued patent United States Patent No. 7,103,645 (the ’645 patent). Before trial, Akamai waived by stipulation its claims of indirect or induced infringement and proceeded to trial only on the theory of direct infringement. In February 2008, a jury returned a verdict in this lawsuit, finding that the Company infringed four claims of the ’703 patent at issue and rejecting the Company’s invalidity defenses. The jury awarded an aggregate of approximately $45.5 million which includes lost profits, reasonable royalties and price erosion damages for the period April 2005 through December 31, 2007. In addition, the jury awarded prejudgment interest which the Company estimated to be $2.6 million at December 31, 2007. The Company recorded an aggregate $48.1 million as a provision for litigation as of December 31, 2007. During 2008, the Company recorded a potential additional provision of approximately $17.5 million for potential additional infringement damages and interest. The total provision for litigation at December 31, 2008 was $65.6 million.

On July 1, 2008, the court denied the Company’s Motions for Judgment as a Matter of Law (JMOL), Obviousness, and a New Trial. The court also denied Akamai’s Motion for Permanent Injunction as premature and its Motions for Summary Judgment regarding the Company’s equitable defenses. The court conducted a bench trial in November 2008 regarding the Company’s equitable defenses. The Company also filed a motion for reconsideration of the court’s earlier denial of the Company’s motion for JMOL. The Company’s motion for JMOL was based largely upon a clarification in the standard for a finding of joint infringement articulated by the Federal Circuit in the case of Muniauction, Inc. v. Thomson Corp., released after the court denied the Company’s initial motion for JMOL. On April 24, 2009, the court issued its order and memorandum setting aside the adverse jury verdict and ruling that the Company did not infringe Akamai’s ’703 patent and that the Company was entitled to JMOL. Based upon the court’s April 24, 2009 order, the Company reversed the $65.6 million provision for litigation previously recorded for this lawsuit as the Company no longer believed that payment of any amounts represented by the litigation provision was probable. The court entered final judgment in favor of the Company on May 22, 2009, and Akamai filed its notice of appeal of the court’s decision on May 26, 2009. On December 20, 2010, the Court of Appeals for the Federal Circuit issued its

Securities and Exchange Commission

May 10, 2013

opinion affirming the trial court’s entry of judgment in the Company’s favor. On February 18, 2011, Akamai filed a motion with the Court of Appeals for the Federal Circuit seeking a rehearing and rehearing en banc. On April 21, 2011, the Court of Appeals for the Federal Circuit issued an order denying the petition for rehearing, granting the petition for rehearing en banc, vacating the December 20, 2010 opinion affirming the trial court’s entry of judgment in the Company’s favor, and reinstated the appeal.

On August 31, 2012, the Court of Appeals for the Federal Circuit issued its opinion in the case. The Court of Appeals stated that the trial court correctly determined that the Company did not directly infringe Akamai’s ’703 patent and upheld the trial court’s decision to vacate the original jury’s damages award. The Court of Appeals also held that the Company did not infringe Akamai’s ’413 or ’645 patents. A slim majority in this three-way divided opinion also announced a revised legal theory of induced infringement, remanded the case to the trial court, and gave Akamai an opportunity for a new trial to attempt to prove that the Company induced its customers to infringe Akamai’s patent under the Court of Appeals’ new legal standard. On December 28, 2012, the Company filed a petition for writ of certiorari to the United States Supreme Court to appeal this sharply divided Court of Appeals decision and sought to stay any proceedings at the trial court until the Supreme Court rules on that petition. Akamai then filed a cross petition for consideration of the Court of Appeals standard for direct infringement followed by an opposition to the Company’s petition. The Company believes that the Court of Appeal’s new induced infringement standard runs counter to the Patent Act and Supreme Court precedent, and it should be overturned by the Supreme Court. Additionally, just as the Company has successfully shown that it does not directly infringe Akamai’s patent, the Company firmly believes that it ultimately would be successful in showing that it does not infringe Akamai’s patent under the Court of Appeals majority’s new induced infringement theory, and it will continue to vigorously defend against the allegation. The Company is not able at this time to estimate the range of a potential loss. In light of the status of the litigation the Company believes that there is a reasonable possibility that it has incurred a loss related to the Akamai litigation and believes a loss is not probable, and, therefore, no provision for this lawsuit is recorded in the consolidated financial statements.

Legal and other expenses associated with this case have been significant. The Company includes these litigation expenses in general and administrative expenses as incurred, as reported in its consolidated statement of operations.”

* * * * * * *

In addition, pursuant to the Staff’s request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

May 10, 2013

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any questions or comments regarding this letter to the undersigned at (650) 320-4566 or via facsimile at (650) 493-6811.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark L. Reinstra
Mark L. Reinstra

cc:	Douglas S. Lindroth, Senior Vice President, Chief Financial Officer and Treasurer
Philip C. Maynard, Senior Vice President, Chief Legal Officer and Secretary
Limelight Networks, Inc.

Ronald Butler

Ernst & Young LLP